
December 20, 2023

Jack Phillips
Chief Executive Officer
Accelerate Diagnostics, Inc.
3950 South Country Club Road, Suite 470
Tucson, Arizona 85714

> **Re: Accelerate Diagnostics, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 13, 2023**
> **File No. 333-276031**

Dear Jack Phillips:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jane Park at 202-551-7439 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Istvan Hajdu, Esq.